Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2015

Performance in line with outlook;
Fourth quarter volume growth of 2.3% and higher price of 1.4%;
Well-positioned to enter into previously announced proposed combination with Waste Connections, Inc.

Toronto, Ontario – February 24, 2016 – Progressive Waste Solutions Ltd. (the "Company") (NYSE, TSX: BIN) today reported its financial results for the three months and year ended December 31, 2015.

Fourth quarter highlights
-	Consolidated revenues of $483.9 million, up 1.6% on a constant currency basis.
-	Organic revenue up 2.3%, including price up 1.4% and volume up 2.3%.
-	Adjusted operating EBIT(A) of $67.0 million up 1.9% on a constant currency basis.
-	Adjusted EBITDA(A) of $125.6 million, down 2.6% on a constant currency basis. Adjusted EBITDA(A) margin of 26.0%.
-	Free cash flow(B) of $38.2 million, down 10.1% on a constant currency basis.
-	Adjusted net income(A) per share of $0.36, or $0.39 in constant currency.

Fiscal year 2015 highlights
-	Consolidated revenues of $1.925 billion, up 1.1% on a constant currency basis.
-	Adjusted operating EBIT(A) of $232.8 million, down 3.7% on a constant currency basis.
-	Adjusted EBITDA(A) of $479.9 million, down 2.1% on a constant currency basis. Adjusted EBITDA(A) margin of 24.9%.
-	Free cash flow(B) of $150.0 million, down 20.4% on a constant currency basis.
-	Adjusted net income(A) per share of $1.25, or $1.33 in constant currency.
-	Returned approximately $150.0 million to shareholders through share repurchases and dividends.
 Management Commentary
(All amounts are in United States ("U.S.") dollars, unless otherwise stated)

"Our performance in the fourth quarter is in line with the outlook that we provided on October 30, 2015, and reflects continued organic revenue growth in the U.S. and Canada," said Dan Pio, Chief Executive Officer.  "In the quarter, we completed two acquisitions including a platform acquisition in South Carolina, improved operating margins on a sequential basis in our West region, delivered continued strong results in our North region, and undertook the start-up of several municipal waste collection contracts in our East region.  We note that operating expenses in our East region in the quarter include a charge related to a discontinued property development and, as previously announced, costs associated with our municipal contract start-ups."

Mr. Pio continued, "We expect these municipal contracts combined with our recent acquisitions to contribute to a solid revenue and EBITDA(A)  performance in the first quarter of 2016.  We also expect to benefit from the mild winter weather, which is resulting in unseasonably strong disposal volumes at our landfills, as well as lower fuel costs which will more than offset the impact of lower recycled commodity prices."

"We are well-positioned to enter into the previously announced business combination with Waste Connections," Mr. Pio added. "As noted in the January 19th announcement, we are looking forward to the value that will be created with Waste Connections through an expanded operational footprint, diversified revenue streams and their proven corporate culture, safety focus and operational excellence. I am confident that the business combination will secure a strong future for our customers, employees and shareholders."

Three months ended December 31, 2015
Reported revenues decreased ($20.7) million or (4.1)% from $504.6 million in the fourth quarter of 2014 to $483.9 million in the fourth quarter of 2015. Expressed on a reportable basis, and assuming a FX rate of parity between the Canadian and U.S. dollar, revenues increased 1.6%. This increase was due in large part to a 1.4% increase in overall pricing and higher volumes of 2.3%, partially offset by divestitures, net of acquisitions, (0.7%), lower fuel surcharges (1.1%) and recycling and other pricing (0.3%).

Operating income was $65.4 million in the fourth quarter of 2015 versus $56.2 million in the fourth quarter of 2014.  Net income was $45.7 million versus $18.9 million in the fourth quarters of 2015 and 2014, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $125.6 million in the fourth quarter of 2015 versus $138.8 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $67.0 million or (7.6)% lower in the quarter compared to $72.5 million in the same period last year.  Adjusted net income(A) was $39.9 million, or $0.36 per diluted share, compared to $39.9 million, or $0.35 per diluted share in the comparative period.

Year ended December 31, 2015
For the year ended December 31, 2015, reported revenues decreased ($83.4) million or (4.2)% from $2,009.0 million in 2014 to $1,925.6 million in 2015.  Expressed on a reportable basis and at FX parity, revenues increased 1.1% on a comparative basis.  The increase is due in large part to a 1.7% increase in overall pricing and higher volumes of 2.1%, partially offset by declines in fuel surcharges (1.2%), divestitures, net of acquisitions, (1.0%) and recycling and other pricing (0.5%).

For the year ended December 31, operating income was $222.7 million in 2015 versus $241.1 million in 2014.  Net income was $123.9 million versus $126.5 million for the years ended December 31, 2015 and 2014, respectively.

Adjusted amounts
For the year ended December 31, adjusted EBITDA(A) was $479.9 million or (8.3)% lower in 2015 versus the $523.4 million posted in 2014.  Adjusted operating EBIT(A) was $232.8 million compared to the $263.2 million recorded last year.  Adjusted net income(A) was $137.9 million, or $1.25 per diluted share, compared to $153.1 million, or $1.33 per diluted share last year.

Pending Business Combination with Waste Connections, Inc.
On January 18, 2016, the Company entered into a definitive agreement and plan of merger (the "Merger Agreement") with and among Waste Connections, Inc. ("Waste Connections"), and Water Merger Sub LLC ("Merger Sub"), a direct wholly-owned subsidiary of the Company.  The transaction is structured as a merger pursuant to which Merger Sub will merge with and into Waste Connections, with each share of Waste Connections stock automatically converting into the right to receive 2.076843 common shares of the Company (the "Merger").
Additionally, pursuant to the Merger Agreement, the Company will assume certain equity incentive awards of Waste Connections outstanding immediately prior to the Merger.  Each Waste Connections equity incentive award that the Company assumes will entitle its holder to receive common shares of the Company in lieu of shares of Waste Connections common stock (adjusted in accordance with the 1:2.076843 exchange ratio noted above). It is anticipated that shareholders of the Company and Waste Connections stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding common shares of the Company immediately after completion of the Merger.  The Merger and the related transactions contemplated by the Merger Agreement were unanimously approved by both companies' Boards of Directors.
Subject to applicable shareholder approval and approval by the Toronto Stock Exchange ("TSX"), immediately following completion of the Merger, the Company expects to consolidate its common shares on the basis of 0.4815 (1 divided by the 1:2.076843 exchange ratio noted above) of a common share on a post-consolidation basis for each common share outstanding on a pre-consolidation basis.  If the share consolidation is implemented, Waste Connections stockholders will instead receive one common share of the Company for every one share of Waste Connections common stock held (and holders of Waste Connections equity incentive awards assumed by the Company will similarly have the right to receive one common share of the Company for every one share of Waste Connections common stock underlying the assumed equity incentive awards).  Following the consolidation, there will be approximately 175 million common shares of the Company outstanding and on a fully diluted basis.
Following completion of the Merger, the Company will change its name to "Waste Connections, Inc." and it is anticipated that the Company's common shares will trade on both the NYSE and TSX under the symbol WCN. The combined company will be led by Waste Connections' current management team. The Board of Directors for the combined company will include the five current members of Waste Connections' Board and two members from the Company's current Board.
The Merger is subject to customary closing conditions, including the approval of both companies' shareholders, U.S. antitrust approval and approval from the TSX (it is not conditional on the Company's shareholders approving the share consolidation). The Merger is expected to close in the second quarter of 2016.

A copy of the Merger Agreement has been filed with the United States Securities and Exchange Commission ("SEC") and the Canadian provincial securities commissions. You may access a copy of the Merger Agreement by visiting EDGAR on the SEC website at www.sec.gov or SEDAR at www.sedar.com.

Progressive Waste Solutions Ltd.
Consolidated Statements of Operations and Comprehensive Income or Loss ("Statement of Operations and Comprehensive Income or Loss")
For the three months (unaudited) and years ended December 31, 2015  and 2014 (stated in accordance with accounting principles generally accepted in the United States of America ("U.S.")  and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2015	2014(C)	2015	2014(C)

REVENUES	$483,894	$504,569	$1,925,592	$2,008,997
EXPENSES
OPERATING	305,766	316,960	1,231,377	1,281,704
SELLING, GENERAL AND ADMINISTRATION	54,106	57,637	220,693	218,494
RESTRUCTURING	-	-	3,682	-
AMORTIZATION	57,912	74,073	258,403	285,605
NET LOSS (GAIN) ON SALE OF CAPITAL AND LANDFILL ASSETS	667	(306)	(11,279)	(17,905)
OPERATING INCOME	65,443	56,205	222,716	241,099
INTEREST ON LONG-TERM DEBT	13,111	15,483	57,216	61,917
NET FOREIGN EXCHANGE (GAIN) LOSS	(768)	19	(1,012)	(150)
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(9,155)	16,419	6,992	24,214
LOSS ON EXTINGUISHMENT OF DEBT	-	-	2,723	-
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT	-	-	-	(5,156)
INCOME BEFORE INCOME TAX EXPENSE AND NET
LOSS FROM EQUITY ACCOUNTED INVESTEE	62,255	24,284	156,797	160,274
INCOME TAX EXPENSE
Current	8,103	11,721	27,306	34,026
Deferred	8,433	(6,368)	5,615	(350)
	16,536	5,353	32,921	33,676
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	-	-	-	82
NET INCOME	45,719	18,931	123,876	126,516

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(13,316)	(14,776)	(73,426)	(41,773)

Settlement of derivatives designated as cash flow hedges,
net of income tax $nil and $nil (2014 - $nil and ($225))	-	-	-	418
	-	-	-	418
TOTAL OTHER COMPREHENSIVE LOSS	(13,316)	(14,776)	(73,426)	(41,355)
COMPREHENSIVE INCOME	$32,403	$4,155	$50,450	$85,161

Net income per weighted average share, basic and diluted	$0.42	$0.17	$1.12	$1.10
Weighted average number of shares outstanding
(thousands), basic and diluted	109,303	114,346	110,480	114,822

Progressive Waste Solutions Ltd.
Consolidated Balance Sheets ("Balance Sheet")
December 31, 2015 and December 31, 2014 (stated in accordance with accounting principles generally accepted in the United States of America ("U.S.") and in thousands of U.S. dollars except for issued and outstanding share amounts)
	December 31,	December 31,
	2015	2014
ASSETS
CURRENT
Cash and cash equivalents	$35,780	$41,636
Accounts receivable	207,636	216,201
Other receivables	118	47
Prepaid expenses	31,164	35,589
Income taxes recoverable	-	1,646
Restricted cash	542	521
	275,240	295,640

NET ASSETS HELD FOR SALE	-	61,016
OTHER RECEIVABLES	2,343	5,460
FUNDED LANDFILL POST-CLOSURE COSTS	10,145	11,365
INTANGIBLES	176,973	165,929
GOODWILL	886,911	937,294
LANDFILL DEVELOPMENT ASSETS	15,067	14,463
DEFERRED FINANCING COSTS	15,017	14,417
CAPITAL ASSETS	929,111	928,550
LANDFILL ASSETS	932,595	936,095
INVESTMENTS	748	892
OTHER ASSETS	759	5,315
TOTAL ASSETS	$3,244,909	$3,376,436

LIABILITIES
CURRENT
Accounts payable	$98,614	$86,825
Accrued charges	139,988	174,331
Dividends payable	13,425	15,517
Income taxes payable	3,175	5,933
Deferred revenues	16,340	16,323
Current portion of long-term debt	494	5,428
Landfill closure and post-closure costs	10,717	9,519
Other liabilities	17,394	16,558
	300,147	330,434

LONG-TERM DEBT	1,550,226	1,552,617
LANDFILL CLOSURE AND POST-CLOSURE COSTS	115,195	120,626
OTHER LIABILITIES	20,474	17,118
DEFERRED INCOME TAXES	129,970	126,848
TOTAL LIABILITIES	2,116,012	2,147,643

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 108,806,684 (December 31, 2014 - 112,106,839))	1,691,963	1,734,372
Restricted shares (issued and outstanding - 496,672 (December 31, 2014 - 399,228))	(12,461)	(9,184)
Additional paid in capital	7,015	4,023
Accumulated deficit	(360,948)	(377,172)
Accumulated other comprehensive loss	(196,672)	(123,246)
Total shareholders' equity	1,128,897	1,228,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,244,909	$3,376,436

Progressive Waste Solutions Ltd.
Consolidated Statements of Cash Flows ("Statement of Cash Flows")
For the three months (unaudited) and years ended  December 31, 2015 and 2014 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Year ended
	2015	2014	2015	2014

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$45,719	$18,931	$123,876	$126,516
Items not affecting cash
Restricted share expense	860	728	3,739	2,759
Loss on extinguishment of debt	-	-	2,723	-
Accretion of landfill closure and post-closure costs	1,573	1,518	6,349	6,132
Amortization of intangibles	10,996	14,969	43,115	56,421
Amortization of capital assets	36,605	40,698	145,928	152,895
Amortization of landfill assets	10,311	18,406	69,360	76,289
Interest on long-term debt (amortization of deferred financing costs)	784	831	3,101	3,418
Non-cash interest income	(24)	(72)	(194)	(216)
Net loss (gain) on sale of capital and landfill assets	667	(306)	(11,279)	(17,905)
Net (gain) loss on financial instruments	(9,155)	16,419	6,992	24,214
Re-measurement gain on previously held equity investment	-	-	-	(5,156)
Deferred income taxes	8,433	(6,368)	5,615	(350)
Net loss from equity accounted investee	-	-	-	82
Landfill closure and post-closure expenditures	(3,291)	(1,293)	(6,809)	(4,696)
Changes in non-cash working capital items	(3,699)	12,056	22,499	(20,677)
Cash generated from operating activities	99,779	116,517	415,015	399,726
INVESTING
Acquisitions	(104,908)	(67,781)	(139,001)	(77,698)
Restricted cash deposits	-	(1)	(21)	(23)
Investment in other receivables	(138)	(164)	(511)	(253)
Proceeds from other receivables	(44)	19	4,766	76
Funded landfill post-closure costs	(157)	(409)	(620)	(1,569)
Purchase of capital assets	(36,355)	(50,236)	(197,897)	(182,834)
Purchase of landfill assets	(16,777)	(12,074)	(57,545)	(54,579)
Proceeds from the sale of capital and landfill assets	3,579	3,467	6,355	28,528
Proceeds from asset divestiture	-	-	76,190	-
Investment in landfill development assets	(87)	(463)	(2,844)	(1,103)
Cash utilized in investing activities	(154,887)	(127,642)	(311,128)	(289,455)
FINANCING
Payment of deferred financing costs	-	-	(7,397)	(48)
Proceeds from long-term debt	167,421	196,480	946,133	358,682
Repayment of long-term debt	(96,790)	(84,559)	(883,292)	(305,339)
Proceeds from the exercise of stock options, net of related costs	-	24	(51)	123
Repurchase of common shares and related costs	-	(69,827)	(93,310)	(80,770)
Purchase of, net of proceeds from, restricted shares	-	-	(4,534)	(3,920)
Dividends paid to shareholders	(13,907)	(16,176)	(56,296)	(63,475)
Cash generated from (utilized in) financing activities	56,724	25,942	(98,747)	(94,747)
Effect of foreign currency translation on cash and cash equivalents	(460)	(3,009)	(10,996)	(5,868)
NET CASH INFLOW (OUTFLOW)	1,156	11,808	(5,856)	9,656
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	34,624	29,828	41,636	31,980
CASH AND CASH EQUIVALENTS, END OF YEAR	$35,780	$41,636	$35,780	$41,636
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$35,779	$37,324	$35,779	$37,324
Cash equivalents	1	4,312	1	4,312
	$35,780	$41,636	$35,780	$41,636
Cash paid during the period or year for:
Income taxes	$5,363	$6,085	$33,506	$35,333
Interest	$13,486	$14,674	$56,870	$60,358

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three months and year ended December 31, 2015.
			Three months ended
	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2015	December 31, 2015
	(as reported)(C)(E)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$504,569	$8,081	$512,650	$(28,756)	$483,894
Operating expenses	316,960	4,815	321,775	(16,009)	305,766
Selling, general and administration	57,637	(265)	57,372	(3,266)	54,106
Amortization	74,073	(13,412)	60,661	(2,749)	57,912
Net (gain) loss on sale of capital and landfill assets	(306)	942	636	31	667
Operating income	56,205	16,001	72,206	(6,763)	65,443
Interest on long-term debt	15,483	36	15,519	(2,408)	13,111
Net foreign exchange loss (gain)	19	(909)	(890)	122	(768)
Net loss (gain) on financial instruments	16,419	(27,203)	(10,784)	1,629	(9,155)
Income before net income tax expense	24,284	44,077	68,361	(6,106)	62,255
Net income tax expense	5,353	13,133	18,486	(1,950)	16,536
Net income	$18,931	$30,944	$49,875	$(4,156)	$45,719

Adjusted EBITDA(A)	$138,784	$(3,562)	$135,222	$(9,633)	$125,589
Adjusted EBITA(A)	$79,680	$6,217	$85,897	$(7,224)	$78,673
Adjusted operating income or adjusted operating EBIT(A)	$72,546	$1,379	$73,925	$(6,915)	$67,010
Adjusted net income(A)	$39,857	$3,059	$42,916	$(3,053)	$39,863
Free cash flow(B)	$45,779	$(4,638)	$41,141	$(2,983)	$38,158

				Year ended
	December 31, 2014	December 31, 2015	December 31, 2015	December 31, 2015	December 31, 2015
	(as reported)(C)(E)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$2,008,997	$21,332	$2,030,329	$(104,737)	$1,925,592
Operating expenses	1,281,704	9,558	1,291,262	(59,885)	1,231,377
Selling, general and administration	218,494	14,922	233,416	(12,723)	220,693
Restructuring expenses	-	3,894	3,894	(212)	3,682
Amortization	285,605	(14,866)	270,739	(12,336)	258,403
Net gain on sale of capital and landfill assets	(17,905)	6,274	(11,631)	352	(11,279)
Operating income	241,099	1,550	242,649	(19,933)	222,716
Interest on long-term debt	61,917	4,443	66,360	(9,144)	57,216
Net foreign exchange gain	(150)	(1,021)	(1,171)	159	(1,012)
Net loss on financial instruments	24,214	(16,338)	7,876	(884)	6,992
Loss on extinguishment of debt	-	3,067	3,067	(344)	2,723
Re-measurement gain on previously held
equity investment	(5,156)	5,156	-	-	-
Income before net income tax expense and
net loss from equity accounted investee	160,274	6,243	166,517	(9,720)	156,797
Net income tax expense	33,676	2,077	35,753	(2,832)	32,921
Net loss from equity accounted investee	82	(82)	-	-	-
Net income	$126,516	$4,248	$130,764	$(6,888)	$123,876

Adjusted EBITDA(A)	$523,371	$(10,793)	$512,578	$(32,647)	$479,931
Adjusted EBITA(A)	$294,187	$(7,839)	$286,348	$(21,705)	$264,643
Adjusted operating income or adjusted operating EBIT(A)	$263,200	$(9,731)	$253,469	$(20,662)	$232,807
Adjusted net income(A)	$153,076	$(6,887)	$146,189	$(8,305)	$137,884
Free cash flow(B)	$198,700	$(40,540)	$158,160	$(8,156)	$150,004

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)
	Three months ended		Year ended
		December 31		December 31
	2015	2014	2015	2014

Net income	$45,719	$18,931	$123,876	$126,516
Add back the following:
Net loss from equity accounted investee	-	-	-	82
Income tax expense	16,536	5,353	32,921	33,676
Re-measurement gain on previously held equity investment	-	-	-	(5,156)
Loss on extinguishment of debt	-	-	2,723	-
Net foreign exchange (gain) loss	(768)	19	(1,012)	(150)
Net (gain) loss on financial instruments	(9,155)	16,419	6,992	24,214
Interest on long-term debt	13,111	15,483	57,216	61,917
Net loss (gain) on sale of capital and landfill assets	667	(306)	(11,279)	(17,905)
Amortization	57,912	74,073	258,403	285,605
Transaction and related costs (recoveries) - SG&A	566	322	1,100	(591)
Fair value movements in stock options - SG&A(*)	(235)	6,398	97	9,695
Restricted share expense - SG&A(*)	235	395	1,373	1,401
Non-operating or non-recurring expenses - SG&A	1,001	1,697	3,839	4,067
Restructuring expenses	-	-	3,682	-
Adjusted EBITDA(A)	125,589	138,784	479,931	523,371
Less the following:
Amortization of capital and landfill assets	46,916	59,104	215,288	229,184
Adjusted EBITA(A)	78,673	79,680	264,643	294,187
Less the following:
Net loss (gain) on sale of capital and landfill assets	667	(306)	(11,279)	(17,905)
Amortization of intangibles	10,996	14,969	43,115	56,421
Impairment of capital and intangible assets - Amortization	-	(7,529)	-	(7,529)
Adjusted operating income or adjusted operating EBIT(A)	$67,010	$72,546	$232,807	$263,200

Net income	$45,719	$18,931	$123,876	$126,516
Transaction and related costs (recoveries) - SG&A	566	322	1,100	(591)
Fair value movements in stock options - SG&A(*)	(235)	6,398	97	9,695
Restricted share expense - SG&A(*)	235	395	1,373	1,401
Non-operating or non-recurring expenses - SG&A	1,001	1,697	3,839	4,067
Restructuring expenses	-	-	3,682	-
Impairment of capital and intangible assets - Amortization	-	7,529	-	7,529
Net (gain) loss on financial instruments	(9,155)	16,419	6,992	24,214
Loss on extinguishment of debt	-	-	2,723	-
Re-measurement gain on previously held equity investment	-	-	-	(5,156)
Net income tax expense (recovery)	1,732	(11,834)	(5,798)	(14,599)
Adjusted net income(A)	$39,863	$39,857	$137,884	$153,076
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income (A)
per weighted average share, basic	$0.36	$0.35	$1.25	$1.33
Adjusted net income (A)
per weighted average share, diluted	$0.36	$0.35	$1.25	$1.33

Replacement and growth expenditures (E)
Replacement expenditures	$46,245	$44,295	$158,058	$151,892
Growth expenditures	22,593	25,957	95,851	107,907
Total replacement and growth expenditures	$68,838	$70,252	$253,909	$259,799

Cash flow
Cash generated from operating activities (statement of cash flows)	$99,779	$116,517	$415,015	$399,726
Free cash flow(B)	$38,158	$45,779	$150,004	$198,700
Free cash flow (B)
per weighted average share, diluted	$0.35	$0.40	$1.36	$1.73

Dividends
Dividends paid (common shares)	$13,907	$16,176	$56,296	$63,475

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency section of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					December 31
	2014	2015		2015
	(as reported)(C)(D)	(holding FX constant with the comparative period)	Change	(as reported)	Change

Revenues	$504,569	$512,650	$8,081	$483,894	$(20,675)
North	$186,867	$191,259	$4,392	$162,503	$(24,364)
West	$153,112	$166,487	$13,375	$166,487	$13,375
East	$164,590	$154,904	$(9,686)	$154,904	$(9,686)

Operating expenses	$316,960	$321,775	$4,815	$305,766	$(11,194)
North	$105,500	$106,069	$569	$90,060	$(15,440)
West	$97,988	$108,975	$10,987	$108,975	$10,987
East	$113,472	$106,731	$(6,741)	$106,731	$(6,741)

SG&A (as reported)	$57,637	$57,372	$(265)	$54,106	$(3,531)
North	$12,015	$12,598	$583	$10,685	$(1,330)
West	$13,004	$16,130	$3,126	$16,130	$3,126
East	$11,907	$14,949	$3,042	$14,949	$3,042
Corporate	$20,711	$13,695	$(7,016)	$12,342	$(8,369)

EBITDA(A) (as reported)	$129,972	$133,503	$3,531	$124,022	$(5,950)
North	$69,352	$72,592	$3,240	$61,758	$(7,594)
West	$42,120	$41,382	$(738)	$41,382	$(738)
East	$39,211	$33,224	$(5,987)	$33,224	$(5,987)
Corporate	$(20,711)	$(13,695)	$7,016	$(12,342)	$8,369

Adjusted SG&A	$48,825	$55,653	$6,828	$52,539	$3,714
North	$12,015	$12,598	$583	$10,685	$(1,330)
West	$13,004	$16,130	$3,126	$16,130	$3,126
East	$11,907	$14,949	$3,042	$14,949	$3,042
Corporate	$11,899	$11,976	$77	$10,775	$(1,124)

Adjusted EBITDA(A)	$138,784	$135,222	$(3,562)	$125,589	$(13,195)
North	$69,352	$72,592	$3,240	$61,758	$(7,594)
West	$42,120	$41,382	$(738)	$41,382	$(738)
East	$39,211	$33,224	$(5,987)	$33,224	$(5,987)
Corporate	$(11,899)	$(11,976)	$(77)	$(10,775)	$1,124

			Year ended
					December 31
	2014	2015		2015
	(as reported)(C)(D)	(holding FX constant with the comparative year)	Change	(as reported)	Change

Revenues	$2,008,997	$2,030,329	$21,332	$1,925,592	$(83,405)
North	$745,800	$769,575	$23,775	$664,838	$(80,962)
West	$602,379	$662,069	$59,690	$662,069	$59,690
East	$660,818	$598,685	$(62,133)	$598,685	$(62,133)

Operating expenses	$1,281,704	$1,291,262	$9,558	$1,231,377	$(50,327)
North	$433,390	$440,017	$6,627	$380,132	$(53,258)
West	$387,352	$442,316	$54,964	$442,316	$54,964
East	$460,962	$408,929	$(52,033)	$408,929	$(52,033)

SG&A (as reported)	$218,494	$233,416	$14,922	$220,693	$2,199
North	$51,163	$57,918	$6,755	$50,036	$(1,127)
West	$51,654	$61,804	$10,150	$61,804	$10,150
East	$51,664	$58,843	$7,179	$58,843	$7,179
Corporate	$64,013	$54,851	$(9,162)	$50,010	$(14,003)

EBITDA(A) (as reported)	$508,799	$505,651	$(3,148)	$473,522	$(35,277)
North	$261,247	$271,640	$10,393	$234,670	$(26,577)
West	$163,373	$157,949	$(5,424)	$157,949	$(5,424)
East	$148,192	$130,913	$(17,279)	$130,913	$(17,279)
Corporate	$(64,013)	$(54,851)	$9,162	$(50,010)	$14,003

Adjusted SG&A	$203,922	$226,489	$22,567	$214,284	$10,362
North	$51,163	$56,661	$5,498	$48,779	$(2,384)
West	$51,654	$61,804	$10,150	$61,804	$10,150
East	$51,664	$58,843	$7,179	$58,843	$7,179
Corporate	$49,441	$49,181	$(260)	$44,858	$(4,583)

Adjusted EBITDA(A)	$523,371	$512,578	$(10,793)	$479,931	$(43,440)
North	$261,247	$272,897	$11,650	$235,927	$(25,320)
West	$163,373	$157,949	$(5,424)	$157,949	$(5,424)
East	$148,192	$130,913	$(17,279)	$130,913	$(17,279)
Corporate	$(49,441)	$(49,181)	$260	$(44,858)	$4,583

Revenues
Gross revenue by service type
The table below outlines gross revenue by service type prepared on a consolidated basis and includes the impact of FX.
	Three months ended						Year ended
			December 31				December 31
	2015	%	2014	%	2015	%	2014	%

Commercial	$166,695	34.4	$176,188	34.9	$668,530	34.7	$704,016	35.0
Industrial	88,288	18.2	89,476	17.7	350,236	18.2	362,305	18.0
Residential	111,190	23.0	114,556	22.7	443,348	23.0	456,007	22.7
Transfer and disposal	159,711	33.0	170,607	33.8	635,495	33.0	691,005	34.4
Recycling	12,285	2.5	14,647	2.9	50,372	2.6	63,645	3.2
Other	15,669	3.2	13,013	2.6	55,726	2.9	42,050	2.1
Gross revenues	553,838	114.3	578,487	114.6	2,203,707	114.4	2,319,028	115.4

Intercompany	(69,944)	(14.3)	(73,918)	(14.6)	(278,115)	(14.4)	(310,031)	(15.4)
Revenues	$483,894	100.0	$504,569	100.0	$1,925,592	100.0	$2,008,997	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
	Three months ended December 31, 2015			Three months ended December 31, 2014
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.1	0.9	1.4	3.0	1.8	2.3
Fuel surcharges	(1.9)	(0.6)	(1.1)	0.1	(0.2)	(0.1)
Recycling and other	0.1	(0.6)	(0.3)	(0.3)	(0.5)	(0.4)
Total price growth (decline)	0.3	(0.3)	-	2.8	1.1	1.8

Volume	2.1	2.5	2.3	2.2	1.2	1.6
Total organic revenue growth	2.4	2.2	2.3	5.0	2.3	3.4

Net acquisitions	-	(1.0)	(0.7)	0.2	0.2	0.2
Total revenue growth	2.4	1.2	1.6	5.2	2.5	3.6

	Year ended December 31, 2015			Year ended December 31, 2014
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Price	2.3	1.3	1.7	2.7	1.7	2.1
Fuel surcharges	(1.5)	(1.0)	(1.2)	-	(0.1)	(0.1)
Recycling and other	(0.1)	(0.8)	(0.5)	0.2	(0.2)	-
Total price growth (decline)	0.7	(0.5)	-	2.9	1.4	2.0

Volume	2.5	1.9	2.1	0.9	(0.6)	(0.1)
Total organic revenue growth	3.2	1.4	2.1	3.8	0.8	1.9

Net acquisitions	-	(1.6)	(1.0)	0.2	(0.3)	(0.1)
Total revenue growth (decline)	3.2	(0.2)	1.1	4.0	0.5	1.8

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide readers with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended			Year ended
			December 31			December 31
	2015	2014(E)	Change	2015	2014(E)	Change

Cash generated from operating activities	$99,779	$116,517	$(16,738)	$415,015	$399,726	$15,289

Operating and investing
Stock option expense(*)	(235)	6,398	(6,633)	97	9,695	(9,598)
LTIP portion of restricted share expense	(625)	(333)	(292)	(2,366)	(1,358)	(1,008)
Acquisition and related
costs (recoveries)	566	322	244	1,100	(591)	1,691
Non-operating or non-recurring expenses	1,001	1,697	(696)	3,839	4,067	(228)
Restructuring expenses	-	-	-	3,682	-	3,682
Changes in non-cash working capital items	3,699	(12,056)	15,755	(22,499)	20,677	(43,176)
Capital and landfill asset purchases	(53,132)	(62,310)	9,178	(255,442)	(237,413)	(18,029)
Capital and landfill asset change in non-cash working capital	(15,706)	(7,942)	(7,764)	1,533	(22,386)	23,919
Proceeds from the sale of capital and landfill assets	3,579	3,467	112	6,355	28,528	(22,173)

Financing
Purchase of restricted shares(*)	-	-	-	(298)	(2,095)	1,797
Net realized foreign
exchange (gain) loss	(768)	19	(787)	(1,012)	(150)	(862)
Free cash flow(B)	$38,158	$45,779	$(7,621)	$150,004	$198,700	$(48,696)

Note:
(*)Amounts exclude LTIP compensation.

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach because it best reflects how we manage the business and our free cash flow(B).

	Three months ended			Year ended
			December 31			December 31
	2015	2014(E)	Change	2015	2014(E)	Change

Adjusted EBITDA(A)	$125,589	$138,784	$(13,195)	$479,931	$523,371	$(43,440)

Purchase of restricted shares(*)	-	-	-	(298)	(2,095)	1,797
Capital and landfill asset purchases	(53,132)	(62,310)	9,178	(255,442)	(237,413)	(18,029)
Capital and landfill asset change in non-cash working capital	(15,706)	(7,942)	(7,764)	1,533	(22,386)	23,919
Proceeds from the sale of capital and landfill assets	3,579	3,467	112	6,355	28,528	(22,173)
Landfill closure and post- closure expenditures	(3,291)	(1,293)	(1,998)	(6,809)	(4,696)	(2,113)
Landfill closure and post- closure cost accretion expense	1,573	1,518	55	6,349	6,132	217
Interest on long-term debt	(13,111)	(15,483)	2,372	(57,216)	(61,917)	4,701
Non-cash interest expense, net	760	759	1	2,907	3,202	(295)
Current income tax expense	(8,103)	(11,721)	3,618	(27,306)	(34,026)	6,720
Free cash flow(B)	$38,158	$45,779	$(7,621)	$150,004	$198,700	$(48,696)

Note:
(*)Amounts exclude LTIP compensation.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
At December 31, 2015, the ratio of funded debt to EBITDA is 3.22 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)
	2015			2014
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$0.7885	$0.8057	$0.8057	$0.9047	$0.9062	$0.9062
June 30	$0.8017	$0.8134	$0.8095	$0.9367	$0.9170	$0.9116
September 30	$0.7466	$0.7637	$0.7937	$0.8922	$0.9180	$0.9137
December 31	$0.7225	$0.7489	$0.7820	$0.8620	$0.8805	$0.9052

Quarterly dividend declared
The Company's Board of Directors declared a quarterly dividend of $0.17 Canadian per share payable to shareholders of record on March 31, 2016.  The dividend will be paid on April 15, 2016.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions and Notes

(A) All references to "Adjusted EBITDA" in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time, including branding costs.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance, including legal costs related thereto, and employee relocation.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item, amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – as a non-cash item, the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B).  In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – as a non-cash item, loss on debt extinguishment is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to "Adjusted EBITA" in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets.  All references to "Adjusted operating income or adjusted operating EBIT" in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to "Adjusted net income" are to adjusted operating income after adjusting for, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures is important for investors and is used by management to manage its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company's capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company's acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share.  Adjusted net income reflects what we believe is our "operating" net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company's ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.
 (B) We have adopted a measure called "free cash flow" to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to "free cash flow" in this document have the meaning set out in this note.

(C) Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively "facility costs", incurred at our operating locations have been reclassified from SG&A expense to operating expenses.  Facility costs incurred by our corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns the classification of these costs on a basis consistent with our peers.  Prior period amounts have been reclassified to conform to the current period presentation and the reclassification had no impact on operating income and our results.

(D) Effective with the release of our first quarter 2015 results, we announced the reorganization of our regional management structure.  Our previously reported U.S. northeast segment was joined by a portion of our previously reported U.S. south segment, and combined became our East segment.  The remainder of our previously reported U.S. south segment was renamed our West segment.  Our previously reported Canadian segment was renamed the North segment.  These segment changes were made to align with our reorganized management structure.  The objective of the reorganization was to satisfy our profitability and shareholder return goals outlined in our five year plan, which includes the optimization of our area management teams and the streamlining of certain corporate office functions.  In connection with this reorganization, all previously reported segment amounts and discussions have been adjusted to conform to the current period segment information, comprising the North, East and West.

(E) We manage our capital and landfill spending based on the goods and services we receive in a particular period or year and our outlook is presented on a similar basis.  Accordingly, to align our reporting of free cash flow(B) with our management of capital and landfill spending, we have adjusted our reported amounts of free cash flow(B) to include the working capital adjustment for both expenditures, thereby reflecting our receipt of capital and landfill assets in a reporting period.  The prior period presentation of free cash flow(B) reflects this change and conforms with the current period presentation.

Caution regarding forward looking statements
Certain statements in this press release constitute "forward-looking statements" of Progressive Waste Solutions within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements").  Forward looking statements include, but are not limited to, statements concerning the proposed transactions between Progressive Waste Solutions and Waste Connections, Inc. ("Waste Connections"), including any statements regarding the expected combination of Progressive Waste Solutions with Waste Connections and the integration efforts in connection therewith, and the Chief Executive Officer stepping down, and any other statements regarding Progressive Waste Solutions' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts and constitute "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not based on historical facts but instead reflect Progressive Waste Solutions management's expectations, estimates or projections concerning future results or events.  These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief," "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "opportunity," "will," "should," "would," or variations of such words and other similar words.  Forward‑looking statements include, but are not limited to, statements relating to future financial and operating results and Progressive Waste Solutions' plans, objectives, prospects, expectations and intentions.  These statements represent Progressive Waste Solutions' intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties, contingencies and other factors that could cause actual results to differ materially from the results expressed or implied in the forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the ability to consummate the proposed transactions; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed combination of Progressive Waste Solutions and Waste Connections on the proposed terms and schedule; the ability of Progressive Waste Solutions and Waste Connections to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated, the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws, significant competition that Progressive Waste Solutions and Waste Connections face; compliance with extensive government regulation; the combined company's ability to make acquisitions and its ability to integrate or manage such acquired businesses; and the diversion of management time on the proposed transactions.   Additional information concerning these and other factors can be found in Progressive Waste Solutions' filings with the SEC and applicable Canadian securities regulatory authorities, including (i) Progressive Waste Solutions' most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) Progressive Waste Solutions' current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this document are qualified by these cautionary statements.  The forward-looking statements in this document are made as of the date of this document and Progressive Waste Solutions disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. Although Progressive Waste Solutions has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated or implied in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements. Progressive Waste Solutions does not undertake any obligation to update or revise any forward-looking information, except as may be required by law. The forward-looking statements are presented for the purpose of assisting investors in understanding Progressive Waste Solutions' expected plans and objectives and may not be appropriate for other purposes.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Given the Company's pending merger with Waste Connections, Inc. (NYSE: WCN), Progressive Waste Solutions will not be hosting an earnings conference call or webcast.